Filed Pursuant To Rule 433

Registration No. 333-275079

January 22, 2024

FTX Sold About $1B of Grayscale's Bitcoin ETF, Explaining Much of Outflow: Sources

BTC's price has fallen since bitcoin ETFs were approved. In theory, now that FTX is done selling its substantial holdings, the selling pressure could ease since a bankruptcy estate liquidating holdings is a relatively unique event.

By Ian Allison Jan 22, 2024 at 10:24 a.m. EST

Adobe Firefly

Investors have sold more than $2 billion worth of the Grayscale Bitcoin Trust (GBTC) since it was converted into an exchange-traded fund earlier this month.

A large chunk of that exodus was FTX's bankruptcy estate dumping 22 million shares, according to private data CoinDesk reviewed and two people familiar with the matter.

A slew of spot bitcoin ETFs began trading on Jan. 11 after the U.S. Securities and Exchange Commission finally approved them following years of delays. But the Grayscale fund had already existed for a decade – structured as a less-attractive closed-end fund – and had accumulated close to $30 billion of assets when the SEC approved its conversion to an ETF, along with blessing 10 newly created bitcoin ETFs.

While the new funds, issued by the likes of BlackRock and Fidelity, have seen inflows, billions of dollars worth of bitcoin have been pulled out of GBTC.

The data CoinDesk saw suggests FTX accounted for much of that. The 22 million shares it sold – which took FTX's GBTC ownership down to zero – were worth close to $1 billion.

Bitcoin's (BTC) price has tumbled since the ETFs were approved – a stark juxtaposition against the high hopes people had before the SEC announced its decision. Bitcoin ETFs have been touted as a much easier way for normal people to invest in bitcoin, triggering wildly optimistic forecasts for BTC's price.

Instead, bitcoin has fallen. In theory, now that FTX is done selling its substantial holdings, the selling pressure could ease since a bankruptcy estate liquidating holdings is a relatively unique event.

Like many large crypto trading entities, FTX capitalized on the disparity between the price of Grayscale trust shares and the net asset value of the underlying bitcoin in the fund. FTX held 22.3 million GBTC, valued at $597 million as of Oct. 25, 2023, according to a filing from Nov. 3, 2023.

The value of FTX's GBTC holding rose to around $900 million, based on the first day of Grayscale's bitcoin ETF trading on NYSE Arca on Jan. 11, when it closed the trading session at $40.69.

FTX held shares in five Grayscale trusts (as well as almost 3 million shares in a statutory trust managed by ETF provider Bitwise) in a brokerage account at ED&F Man Capital Markets, which is now known as Marex Capital Markets Inc., according to filings.

Marex declined to comment. Galaxy Digital, a crypto trading specialist assisting in the sale of assets held by the FTX bankruptcy estate, also declined to comment.

On Monday, Alameda Research – a trading firm tied to FTX – voluntarily dismissed a lawsuit alleging Grayscale charged excessive fees.

Stephen Alpher contributed reporting.

Edited by Nikhilesh De and Nick Baker.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.